3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES RIGHTS OFFERING
FOR MAXIMUM GROSS PROCEEDS OF C$8.86 MILLION WITH
SHAREHOLDER PARTICIPATION COMMITMENTS TOTALLING MORE THAN 70% OF THE MAXIMUM AMOUNT

Newbury Park, CALIFORNIA, November 23, 2021 - Kolibri Global Energy Inc. (the "Company") (TSX:KEI) announces that it will conduct a rights offering (the "Offering") to raise net proceeds of up to approximately C$8.86 million, through the issuance of rights ("Rights") to all existing shareholders in eligible jurisdictions to subscribe for an aggregate of 126,585,714 common shares of the Company ("Common Shares") at a subscription price of C$0.07 per Common Share (the "Subscription Price").

The Company will issue one Right for each outstanding Common Share to holders of Common Shares of record at the close of business on December 1, 2021. Each Right will be exercisable to acquire 0.5435 Common Shares of the Company, upon payment of the subscription price per Common Share. Fractional shares will not be issued and any fractions will be rounded down to the nearest whole number. To illustrate: an eligible holder of 10,000 shares as of the record date would be issued 10,000 Rights, which would entitle the holder to subscribe for 5,435 shares (10,000 x 0.5435) for an aggregate price of C$380.45 (5,435 x C$0.07).  Additional information is provided in the Company's rights offering circular dated November 23, 2021 (the "Rights Offering Circular"), which will be available as set out below.

The Rights will trade on the Toronto Stock Exchange under the symbol "KEI.RT" until 9:00 a.m. (Pacific Time) on December 29, 2021. The Rights will expire at 2:00 p.m. (Pacific Time) on December 29, 2021 (the "Expiry Time"), after which time unexercised Rights will be void and of no value.

Shareholders who fully exercise their Rights will be entitled to subscribe for Additional Common Shares in the Offering, if available, as a result of unexercised Rights prior to the Expiry Time, subject to certain limitations set out in the Rights Offering Circular (the "Additional Subscription Privilege").

Use of Proceeds and Potential Credit Facility Borrowing Base Increase

The Company intends to use the proceeds of the Offering to start a new drilling program in the Company's Tishomingo Field.  When the Company receives the shareholder commitments described below, the Company expects to be in a position to drill and complete at least one well when the Offering is completed. BOK Financial has agreed to increase the borrowing base under the Company's wholly-owned subsidiary, BNK Petroleum US Inc.'s credit facility (the "Credit Facility") by US$2,000,000 if the gross proceeds from the Offering are at least C$8,500,000 and certain other conditions are met.  If the borrowing base is so increased, the Company intends to use the proceeds from the Offering and the borrowing base increase to drill and complete two wells in its Tishomingo Field, Oklahoma.

Shareholder Commitments

Livermore Partners LLC ("Livermore"), a shareholder of the Company controlled by David Neuhauser, the Chairman of the board of directors of the Company, has agreed (i) to exercise all of the Rights it receives in the Offering pursuant to its basic subscription privilege and (ii) to subscribe for 29,673,225 additional Common Shares ("Additional Common Shares") pursuant to the Additional Subscription Privilege, representing a total commitment of C$2,531,646 or approximately 28.57% of the fully subscribed Offering.

Polygon Global Partners LLP ("Polygon"), a shareholder of the Company, has entered into a Stand-By Commitment Agreement (the "Stand-By Agreement") with the Company. Subject to the terms of the Stand-By Agreement, Polygon will purchase all unsubscribed Common Shares issuable under the Rights Offering to a maximum of 54,249,548 Common Shares (collectively, the "Stand-By Guarantee"), less any Common Shares subscribed for by Polygon or certain third parties pursuant to the exercise of Rights or the Additional Subscription Privilege. Polygon is not required to subscribe for Common Shares that would result in Polygon owning or controlling more than 20% of the issued and outstanding Common Shares.  If the Offering is only comprised of Livermore and Polygon, and no other rights are exercised, Polygon would only be required to purchase a maximum of 51,030,741 Common Shares, provided Polygon continues to hold 12,990,500 Common Shares prior to closing of the Rights Offering.

Exercising Rights

A rights offering notice ("Notice") and Rights DRS advice statements ("Rights DRS") will be mailed to each registered shareholder of the Company resident in Canada and certain other eligible jurisdictions as at the record date. Registered shareholders who wish to exercise their Rights must forward the completed Rights DRS, together with the applicable funds, to the Rights agent, Computershare Investor Services Inc., on or before the Expiry Time. Eligible shareholders who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

It is important to note that many intermediaries may have different cut off times prior to the Expiry Time. As such, the Company recommends that all Eligible shareholders who own their Common Shares through an intermediary contact their broker or financial advisor about the Rights Offering to ensure that they can participate by the intermediary's cut off time for subscriptions.

Further Information

Further details of the Rights Offering are contained in the Notice of Rights Offering and Rights Offering Circular, which will be filed on SEDAR under the Company's profile at www.sedar.com and will be available at the Company's website at www.kolibrienegy.com, from your dealer representative or by contacting Gary Johnson by telephone at 805-484-3613, by email at gjohnson@kolibrienergy.com or at 3623 Old Conejo Road, Suite 207, Newbury Park, California 91320. The Company is also registering the offer and sale of the shares issuable on exercise of the Rights on a Form F-7 registration statement under the U.S. Securities Act of 1933, as amended.  Shareholders in the United States should also review the Company's Registration Statement on Form F-7 which will be filed with the United States Securities and Exchange Commission and can be found at www.sec.gov and may also be obtained by contacting Gary Johnson by telephone at 805-484-3613, by email at gjohnson@kolibrienergy.com or at 3623 Old Conejo Road, Suite 207, Newbury Park, California 91320.

The Rights Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the acceptance of the Toronto Stock Exchange.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.  No offer, solicitation or sale of these securities shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy.  Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company's shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute "forward-looking information" as such term is used in applicable Canadian securities laws and "forward-looking statements" as such term is used in the United States, including statements regarding completion of the Offering, Livermore subscribing for Common Shares pursuant to its Rights and the Additional Committed Common Shares, fulfilment of the Stand-By Guarantee, the increase in the borrowing base under the Credit Facility, the Company's intended use of proceeds, the estimated costs of the Offering; the net proceeds to be available upon completion of the Offering, the adequacy of the net proceeds of the Offering, the use of proceeds from the Offering and anticipated results and the Company's plans and objectives. Forward-looking information and statements are based on plans and estimates of management and interpretations of data by the Company's technical team at the date the data is provided and is subject to several factors and assumptions of management, including that required regulatory approvals will be available when required, that the development plans of the Company and its co-venturers will not change,  that the Company will continue to be able to access sufficient capital through financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company's business, its ability to advance its business strategy and the industry as a whole. Forward-looking information and statements are subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information or statements in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, the Company not being able to receive of all necessary regulatory approvals, including the acceptance of the Toronto Stock Exchange for the Offering, Livermore not subscribing for Common Shares pursuant to its Rights or the Additional Committed Common Shares, the Stand-By Guarantee not being fulfilled, failure to satisfy the conditions to borrow additional funds under the Credit Facility or those funds otherwise not being available to the Company, that unexpected geological results are encountered, that equipment failures, permitting delays labor or contract disputes or shortages of equipment or labor are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator's operations have unexpected adverse effects on the Company's operations, that completion techniques require further optimization, that production rates do not match the Company's assumptions, that very low or no production rates are achieved, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company's business as set forth in the Company's management discussion and analysis and its annual information form, both of which are available for viewing under the Company's profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.